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[Letterhead of Cravath, Swaine & Moore LLP]

November 5, 2007

OSG America L.P.
Registration Statement on Form S-1
Filed August 10, 2007
File No. 333-145341

Dear Ms. McManus:

        We refer to the letter of November 1, 2007 (the "November 1 Comment Letter") from the U.S. Securities and Exchange Commission (the "SEC") to OSG America L.P. (the "Partnership") setting forth the comments of the staff of the SEC (the "Staff") on the Partnership's Registration Statement on Form S-1 File No. 333-145341, as filed with the SEC on August 10, 2007 and amended by Amendment No. 1 filed with the SEC on September 25, 2007, Amendment No. 2 filed with the SEC on October 24, 2007, Amendment No. 3 filed with the SEC on October 29 2007, and Amendment No. 4 filed with the SEC on October 31, 2007, (the "Registration Statement").

        Concurrently with this letter, the Partnership is electronically transmitting Amendment No. 5 to the Registration Statement for filing under the Securities Act of 1933 (the "Securities Act"). This Amendment No. 5 to the Registration Statement includes revisions made in response to the comments of the Staff in the November 1 Comment Letter. The amendment has been marked to show changes made to Amendment No. 4 to the Registration Statement as filed with the SEC on October 31, 2007.

        The numbered paragraphs and headings below correspond to the headings set forth in the November 1 Comment Letter. Each of the Staff's comments are set forth in bold, followed by the Partnership's response to each comment. The page numbers in the bold captions refer to pages in Amendment No. 4 to the Registration Statement as filed with the SEC on October 31, 2007. The page numbers in the Partnership's responses refer to pages in Amendment No. 5 to the Registration Statement. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement.

        The Partnership is sending you hard copies of Amendment No. 5 to the Registration Statement (clean and marked) by messenger.

Pooling Agreement, page 123

1.
We note your new disclosure regarding your pooling agreement with OSG. Please revise to separately address, in its own risk factor, the risk on your business operations due to the existence of such pooling agreement. Alternatively, please tell us why you believe that a risk factor is unnecessary.

Response: We do not believe that a risk factor is necessary. Upon completion of the offering, the Partnership will enter into a management agreement with OSG Ship Management, Inc., a wholly owned subsidiary of OSG ("OSGM"), pursuant to which OSGM will provide certain commercial and technical management services to the Partnership in respect of the product carriers owned or bareboat chartered-in by the Partnership. These services are discussed in detail in the Registration Statement on page 148 under "Management Agreement". Initially all the product carriers operating in the pool established under the pooling agreement will be owned or bareboat chartered-in by the Partnership. If the Partnership decides not to exercise any of the options to acquire from OSG the right to bareboat charter-in the optional product carriers described in the Registration Statement, then for so long as OSG operates such optional product carriers in competition with the Partnership's participating vessels, a conflict of interest might arise from OSG's commercial management of the two product carriers it bareboat charters-in and the product carriers that it manages of behalf of the Partnership. As between the Partnership and OSG, the pooling agreement eliminates this conflict of interest because the TCE revenues from all product carriers subject to the pooling agreement are allocated among pool vessels according to an agreed-upon formula which eliminates the incentive for OSG to favor the two product carriers it bareboat charters-in over the product carriers owned or bareboat chartered-in by the Partnership when allocating contracts among all the vessels it commercially manages.

Industry and Market Data, page 196

2.
Please revise this section to state that you believe and act as if the information is accurate.

Response: The Registration Statement has been revised to reflect the Staff's comments. Please see page 196 of the Registration Statement.

        Please contact the undersigned at (212) 474-1122, or, in my absence, Andrew McIlroy at (212) 474-1306, with any questions you may have regarding the Registration Statement.

Sincerely, /s/ John T. Gaffney

Ms. Amanda McManus
    Branch Chief
        United States Securities and Exchange Commission
            Division of Corporation Finance
                Mail Stop 3561
                    100 F Street, N.E.
                        Washington, D.C. 20549-7010

Copy to:

Ms. Lauren Nguyen
            United States Securities and Exchange Commission

Mr. Myles R. Itkin
            OSG America L.P.

FEDERAL EXPRESS

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[Letterhead of Cravath, Swaine & Moore LLP]
OSG America L.P. Registration Statement on Form S-1 Filed August 10, 2007 File No. 333-145341